Exhibit 4
FOR IMMEDIATE RELEASE
LEGATUM TO WITHHOLD VOTE FOR SONUS NETWORKS DIRECTORS
AT 2008 ANNUAL MEETING
18th June 2008, NEW YORK & DUBAI - Legatum Capital, which beneficially owns approximately 25% of the shares of Sonus Networks, Inc. (NASDAQ: SONS), announced today that it intends to withhold its vote for all nominees to the board of directors of Sonus that are standing for election at Sonus’ Annual Meeting of Stockholders scheduled to be held on June 20, 2008. Legatum, which is a private, value-conscious, multi-billion dollar investment organization is Sonus’ largest shareholder.
The specific reasons that Legatum is withholding its vote include:
•	Under the current board of directors’ leadership, Sonus’ stock price has declined to near five-year lows, which Legatum believes has led to a significant loss of investor confidence in the Company’s ability to fulfil its potential under current leadership.

•	The three directors up for election have presided over years of poor operational performance, shareholder lawsuits, high senior management turnover, and a failure to articulate or execute an effective strategic vision.

•	Legatum’s belief that the Company lacks transparency and its board of directors is unresponsive to shareholder concerns.
Mark Stoleson, President of Legatum Capital, said, “Legatum is withholding its vote because it believes that Sonus’ board of directors has not taken necessary action to change the way the Company is managed or to deliver value to shareholders.”
Legatum’s decision to withhold its vote also reflects its concerns about the Company’s recent announcement that Richard N. Nottenburg will replace Hassan Ahmed as CEO and be appointed to the board of directors without a shareholder vote, with Mr. Ahmed continuing on as a director and Chairman of the Board. Legatum believes that these actions demonstrate Sonus’ poor corporate governance practices, lack of transparency, and disregard for the views and interests of shareholders.
Legatum’s voting decision reflects its deep concern that to date the Company has not provided shareholders with supplemental proxy material for the upcoming Annual Meeting describing the selection of Mr. Nottenburg as the new CEO and as a director. As a result, shareholders were denied the opportunity to decide whether to elect Mr. Nottenburg to the board of directors and whether Mr. Ahmed, the Company’s former CEO, should continue on the board as Chairman.
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About Legatum Capital
Legatum Capital (www.legatum.com) is a private, value-conscious portfolio investor that manages a multi-billion dollar fund investing only proprietary capital in outstanding businesses with durable competitive advantages. Legatum management has invested across four continents and multiple industries with over our 20 years experience, generating exceptional returns by effectively allocating financial capital to companies and countries in transition.

Media Contacts

New York
Fred Spar
Kekst & Co. Inc.
Telephone:	+1 212 521 4813
Facsimile:	+1 212-521-4900
Email:	fred-spar@kekst.com

Dubai
Hamish Banks
Legatum
Telephone:	+971 4317 5800
Facsimile:	+971 4317 5811
Email:	hamish.banks@legatum.com